Exhibit 99.1

Ossen Innovation Announces Results of 2018 Annual General Meeting of Shareholders

SHANGHAI, November 20, 2018 /PRNewswire/ -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced the completion of its 2018 annual general meeting of shareholders which was held on November 19, 2018 at the Company's headquarters located at 518 Shangcheng Road, Floor 17, Shanghai, China.

Shareholder voting outcomes from the annual general meeting resulted in the re-election of Dr. Liang Tang, Mr. Wei Hua, Mr. Junhong Li, Mr. Xiaobing Liu, Ms. Yingli Pan, and Mr. Zhongcai Wu to Ossen's Board of Directors. BDO China Shu Lun Pan Certified Public Accountants LLP was also re-appointed as the Company's independent registered accounting firm for the fiscal year ending December 31, 2018.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Wei Hua, Chief Executive Officer

Email: int.tr@ossengroup.com

Phone: +86-21-6888-8886

Web: www.osseninnovation.com

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